PRIVILEGED AND CONFIDENTIAL

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

June 2018

Commission file number: 001-36288

Akari Therapeutics, Plc

(Translation of registrant's name into English)

75/76 Wimpole Street

London W1G 9RT

United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulations S-T Rule 101(b)(7):_____

CONTENTS

As previously reported, Akari Therapeutics, Plc (the “Company”) voluntarily reported to the SEC its special committee review of the involvement of the Company’s personnel in a report issued on April 26, 2017 titled “Akari’s Coversin matches Soliris in Phase II” by Edison Investment Research Ltd. The Company has been cooperating with the SEC’s requests for information. On June 5, 2018, the Company received a subpoena from the SEC which requests further documents and information primarily related to the Company’s Phase II (COBALT) clinical trial of Coversin. The Company is in the process of responding to the subpoena and will continue to cooperate with the SEC.

The information contained in this report is hereby incorporated by reference into all effective registration statements filed by the Company under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Akari Therapeutics, Plc
(Registrant)

By:	/s/ Clive Richardson
Name:	Clive Richardson
Interim Chief Executive Officer and Chief Operating Officer

Date: June 11, 2018